SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                             SENTRY ACCOUNTING, INC.
                             -----------------------
                 (Name of Small Business Issuer in its Charter)


                  Florida                                    59-3391244
                  -------                                    ----------
(State or other jurisdiction of incorporation or    (IRS Employer Identification
               organization)                                   Number)

  1509 S. Florida Avenue, Suite 2, Lakeland, FL                 33803
-----------------------------------------------                 -----


                                 (941) 683-5523
                                 --------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:             Name of each exchange on which
                                                 each class is to be registered:

               N/A                                              N/A
------------------------------------             -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

     Sentry Accounting, Inc., a Florida corporation (the "company" or "Sentry) provides support services to private and public businesses in need of short or long-term solutions in the areas of administration, accounting and financial services.

BACKGROUND
----------

     Sentry was incorporated in June, 1996 under the name Sentry Communication Services, Inc. for the purpose of selling telephone calling cards and other similar products. In October, 1996, it was determined that the telephone calling card business would not be a successful endeavor, so Sentry changed its name and focus and began providing accounting and financial services to various private and public companies. From October 1996 until the present, Sentry's revenues came from providing accounting and financial services. Sentry's management intends to continue providing these services, but desires to expand the array of services it provides to include data processing and secretarial support. Sentry also desires to work with private businesses that desire to become public corporations, to guide them through the initial public offering process and continue to assist them with their public reporting requirements.

     Sentry's total assets and stockholders'  equity as of December 31, 1998 are
both  $5,020.  There  have  been  no  bankruptcies,   receiverships  or  similar
proceedings in this company.

BUSINESS
--------

Sentry provides support services to private and public businesses in need of short-term or long-term solutions in the areas of administration, accounting and financial services. While providing these services, Sentry intends to expand the array of services it offers to include data processing and secretarial support.

During the months prior to December, 1998, Sentry made many contacts with small businesses, both private and public, that had requirements outside of the basic bookkeeping services then provided by Sentry. Sentry's expansion plan will include six main areas of concentration:

     General Bookkeeping Services: This area will include (i) the day to day bookkeeping activities of clients who have been in business and need services that extend beyond checkbook maintenance; (ii) start-up bookkeeping for clients who have been in business, but have lost control of their bookkeeping function; and (iii) start-up bookkeeping for clients who are beginning a business and require support to establish a bookkeeping system that can be maintained by the client once full time employees are hired.

     Tax and Payroll Services: This area will include the preparation of payroll and payroll taxes for the client that does not want to be bothered with the complexities of payroll processing and payroll tax filing. This area will also include the preparation and filing of Federal and state income tax returns.

     Financial Consulting Services: This area will include services for public companies in need of assistance to comply with the NASD, SEC, and federal and state reporting requirements.

     Corporate Services: This area will include assisting clients with initial federal and state registrations, maintaining corporate records, preparation of minutes for shareholders and board of directors meetings, preparation of shareholder mailings, and any other service necessary to insure that the client is current with all corporation requirements.

     Data Processing Services: This area will include start-up services for clients with new or upgraded computer systems, installation and training for new software, preparation of graphs, charts, business cards, letterhead etc., and general on-site data processing support.

     Secretarial Services: This area will include all forms of secretarial and receptionist support services.

With the increase of new businesses and reporting requirements, start-ups and small business are in need of a competitively priced, competent, dependable service provider. Sentry will provide its services efficiently and effectively at a low cost to its business owners.

GROWTH STRATEGY
---------------

     Sentry's strategy is to build its infrastructure to provide the opportunity for "one-stop shopping" for its clients in areas of financial, accounting and administrative services.

     Sentry currently provides services to clients in the West Central Florida area. It is Sentry's intention to increase its business in this geographic area during the first half of 1999. In late 1999, Sentry intends to expand to Orlando, Daytona Beach, and the Bradenton/Sarasota areas. In the future, Sentry intends to further expand into other larger metropolitan areas of Florida including Jacksonville, Miami and Ft. Lauderdale.

     The anticipated costs to be incurred during the next twelve months are approximately $155,000. These costs include all operational expenses including sales, marketing and general administrative expenses. Expansions are anticipated to begin on or about April 1, 1999. Sentry will not begin expansion until such time as $15,000 is available to fund advertising and computer equipment purchase.

MARKETING AND ADVERTISING
-------------------------

     Assuming the successful completion of funding, Sentry's marketing strategy consists of three concurrent areas of concentration:

     1. Sentry will aggressively advertise on AM and FM radio stations, and in the local newspapers and business publications. These ads will be geared to the entrepreneur and young business owner in need of support to maintain compliance with all reporting requirements, so the business owner can concentrate on the successful growth of his business.

     2. Sentry will also use direct marketing techniques relying on mailing lists currently available and will use flyer distribution.

     3. Sentry's management believes that a job well done is the best form of advertising and will rely on references from existing clients.

COMPETITION
-----------

     The accounting and financial consulting industries are highly competitive. The company's primary sources of competition include small CPA practices and independent bookkeeping and tax preparation firms. Some of these firms may have substantially greater financial, technical, personnel and other resources than Sentry and may have more established reputations for success. Several of these competitors may have the financial resources necessary to enable them to withstand substantial price competition or down- turns in their markets. Accordingly, Sentry's ability to compete will depend on its ability to complete its expansion of services and geographical locations within a timely manner. There can be no assurance that Sentry will be able to compete successfully or that it will be able to successfully enhance its lines of services or adapt them satisfactorily.

SEASONALITY
-----------

     Sentry's  business  is  diversified  and  as  such,   management  does  not
anticipate seasonal up or downturns.

WORKFORCE
---------

     Sentry's management currently consists of two employees. While no plan has been established about future hires, management believes that most of its workforce will be leased from established employee leasing firms or will be performed by consultants.

TRADEMARKS
----------

     The Company has no registered trademarks or tradenames.

GOVERNMENT REGULATION
---------------------

     State and Local Regulations. The company is subject to state, county and city licensing requirements, taxes and other local standards as may be required.

     Other. The company is subject to regulation under the Americans with Disabilities Act (the "ADA"), the Civil Rights Act of 1964, as amended, and the Occupational Safety and Health Act. The company's offices will comply with the ADA.

INSURANCE COVERAGE
------------------

     The company intends to maintain comprehensive liability and general liability insurance to insure its assets and operations subject to a $10,000 deductible per occurrence. The company also intends to maintain property insurance subject to a $5,000 deductible per occurrence with a cap of $1 million.


Item 2. MANAGEMENT'S DICSUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The company has met its cash requirements to date through funds derived from operations. It is believed that the company will be able to continue meeting its cash requirements through funds derived from operations until it initiates its complete business plan which includes an expansion of operations within West Central Florida. It is anticipated that this expansion will begin in April 1999, at which time approximately $15,000 of additional funds will be required to pay for advertising and to acquire additional computer equipment. The company will be required to again raise funds at year-end 1999 totaling approximately $25,000, as it begins an expansion outside of the West Central Florida market. Both funding requirements will be fulfilled through either debt or equity financing or a combination. After completion of funding, the company anticipates meeting its cash requirements from operations, however, there can be no assurance that the company will be able to raise the required funds to facilitate the expansions proposed. The company has no plan to spend funds for any product research or research and development. The company does not anticipate the sale or purchase of plant or significant equipment other than the computer equipment discussed above. The company intends to lease its employees from an established employee-leasing firm and does not expect to hire any significant number of employees during the next twelve months. Based on the company's financial projections, cash requirements for operational expenses and capital acquisitions for the next twelve months are approximately $170,000.

     As of December 31, 1998, Sentry had cash totaling $989. Over the next twelve months, it is anticipated that Sentry will incur operating expenses of approximately $155,000. There can be no assurance that funds from operations and outside sources will be sufficient in the near term or that conditions and circumstances herein may result in additional cash requirements by the company just to sustain operations. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.

Item 3. PROPERTIES.

     The company's corporate office is located at 1509 South Florida Avenue, Suite 2, Lakeland, Florida 33803 and is provided at no charge to the company by the company's President. Management believes this facility is adequate for its current level of operations.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                      Amount
                        Name and Address           Beneficially         Percent
Title of Class               of Owner                 Owned             of Class
--------------               --------                 -----             --------

Common                Teresa B. Crowley,
                      Chairman, Chief Exec.
                      Officer, President and
                      Secretary
                      1509 S. Florida Ave., #2
                      Lakeland, FL  33803            2,000,000*         80.2890%

Common                Donald R. Mastropietro,
                      Vice President
                      1509 S. Florida Ave., #2
                      Lakeland, FL  33803                1,000          00.0004%


All Officers and Directors
As a Group (2 persons)                               2,001,000          80.2894%


*Held in the name of TBC Investments, Inc., a Florida corporation solely owned by Teresa B. Crowley.


     Neither the officers nor director, nor the security holder listed above, owns any warrants, options or rights.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS.


Teresa B. Crowley - Chairman, Chief Executive Officer, President and Secretary
------------------------------------------------------------------------------

     Ms. Crowley has served as Chairman, Chief Executive Officer, President and Secretary of Sentry Accounting, Inc. since September 30, 1998, at which time she purchased control of Sentry. Ms. Crowley also currently serves as co-founder, Vice-President and Director of Peerless Consultants, Inc., a privately owned, Florida corporation specializing in financial and public company consulting since March, 1996. From January, 1995 to December, 1996, Ms. Crowley served as Secretary of Technology Holdings. She served as Secretary and Director of Treasure Rockhound Ranches, Inc. from August 1993 to December 1996. Previously, Ms. Crowley served as Secretary of EVRO Corporation, parent company of Technology Holdings, from October 19, 1992 until her resignation on March 14, 1995. On March 14, 1995, she was elected as Assistant Secretary of the Company and served in that capacity until her resignation on May 31, 1995. Ms. Crowley has worked as a consultant to publicly and privately owned companies, assisting them with organizational structure, corporate filings, staffing and policy/procedures implementation. There is no key man insurance on the life of Ms. Crowley.


Donald R. Mastropietro - Vice President and Treasurer
-----------------------------------------------------

     Mr. Mastropietro has served as Vice President and Treasurer of Sentry Accounting, Inc. since September 30, 1998. From inception to that date, Mr. Mastropietro was sole owner, Chairman, Chief Executive Officer, President, Secretary and Treasurer. Mr. Mastropietro also is Director, Chief Financial Officer, Treasurer and Executive Vice President of Treasure Rockhound Ranches, Inc., an owner/operator of RV parks and has served in that capacity since February 1993. From October 1972 until February 1993, Mr. Mastropietro held several position with Teltronics, Inc., a publicly held company which manufactures equipment for the telecommunications industry, his last position being that of Chief Financial Officer, Treasurer and Vice President. Mr. Mastropietro graduated from Ohio Northern University with a degree in Business Administration. There is no key man insurance on the life of Mr. Mastropietro.


Item 6. EXECUTIVE COMPENSATION.

Name of Individual                 Capacity                   Year First Elected
------------------                 --------                   ------------------

Teresa B. Crowley                  President                        1998
Donald R. Mastropietro             Vice President                   1996


     Ms. Crowley is employed by the company at an annual salary of $48,000 beginning in January, 1999. In 1998, Ms. Crowley received $3,000. Ms. Crowley does not have an employment agreement with the company.

     Mr. Mastropietro is employed by the company at an annual salary of $40,000 beginning in January, 1999. In 1996, Mr. Mastropietro received no compensation. In 1997 and 1998, Mr. Mastropietro received $12,650 and $10,500 respectively. Mr. Mastropietro does not have an employment agreement with the company.


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     TBC Investments, Inc., the controlling shareholder of the company, is solely owned by Teresa B. Crowley, who serves as Chairman, President, Chief Executive Officer and Secretary of Sentry.


Item 8. DESCRIPTION OF SECURITIES.

     The company is authorized to issue 50,000,000 shares of no par value common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At December 30, 1998, common shares issued and outstanding totaled 2,491,000. The company has not paid and does not anticipate paying dividends in the future on its common stock.


PART II

Item 1. LEGAL PROCEEDINGS.

     The company does not currently have nor are there any anticipated or threatened lawsuits.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The  company  anticipates  that its common  stock will be listed on the OTC
Bulletin Board. To date, the company has not obtained a symbol and there has been no trading activity.

     The company has approximately 26 shareholders of record.

     The company has not paid, nor does it anticipate paying dividends in the foreseeable future.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.


ISSUE                      NO. OF
DATE           TITLE       SHARES   SHARES ISSUED TO          CONSID.     AMOUNT
----           -----       ------   ----------------          -------     ------

11/12/98       Common      93,500   Stacy L. Bagley           Cash        $2,875
11/12/98       Common      94,000   Harold C. Bray            Cash         2,925
11/12/98       Common       1,000   Raymond J. Carapella      Cash           100
11/12/98       Common         500   Eugene Cassidy            Cash            50
11/12/98       Common         500   David Covey               Cash            50
11/12/98       Common       1,000   Sharon Coykendall         Cash           100
11/12/98       Common       1,000   Joy B. Day                Cash           100
11/12/98       Common       2,000   Jerry Diamond             Cash           200
11/12/98       Common         500   Richard J. Diamond        Cash            50
11/12/98       Common         500   Edward Forsythe           Cash            50
11/12/98       Common         500   James Garland             Cash            50
11/12/98       Common       1,000   Richard T. Grimes         Cash           100
11/12/98       Common       1,000   Allen Hardy               Cash           100
11/12/98       Common       1,000   Ricky A. Howe             Cash           100
11/12/98       Common       1,000   Kathleen Lewis            Cash           100
11/12/98       Common       1,000   James Mastropietro        Cash           100
11/12/98       Common      85,000   Melan Properties, Inc.    Cash         2,550
11/12/98       Common     120,000   Progressive Ventures      Services     3,600
11/12/98       Common       1,500   Mario Scarpa              Cash           150
11/12/98       Common         500   Nancy Schwartz            Cash            50
11/12/98       Common      80,000   Janet Tucker              Cash         3,100
11/12/98       Common         500   Betty Verplanck           Cash            50
11/12/98       Common       1,000   William J. Hoge, Jr.      Cash           100
11/12/98       Common       1,500   Terry N. Williams         Cash           150


Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Florida law permits the indemnification of officers and directors who, while acting in good faith, on behalf of the corporation, are made a party to or are threatened in an action as a result thereof.

     The Articles of Incorporation of the company provide that "if in the judgment of a majority of the entire Board of Directors (excluding from such majority any director under consideration for indemnification), the criteria set forth in 607.0850(1) or (2), Florida Statutes, as then in effect, have been met, then the corporation shall indemnify any director, officer, employee, or agent thereof, whether current or former, together with his or her personal representatives, devisees or heirs, in the manner and to the extent contemplated by 607,0850, as then in effect, or by any successor law thereto."

                             SENTRY ACCOUNTING, INC
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


Accountants' Report                                                          F-1


Balance Sheet                                                                F-2


Statement of Operations                                                      F-3


Statement of Changes in Stockholders' Equity                                 F-4


Statement of Cash Flows                                                      F-5



Notes to Financial Statements                                                F-6

                               GUIDA & JIMENEZ, PA
                          CERTIFIED PUBLIC ACCOUNTANTS
                             1308 West Sligh Avenue
                              Tampa, Florida 33604




               Report of Independent Certified Public Accountants




To the Board of Directors
Sentry Accounting, Inc.
Lakeland, Florida


We have audited the accompanying balance sheet of Sentry Accounting, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentry Accounting, Inc. at December 31, 1998 and the results of operations and its cash flow for each of the years in the two-year period ended December 31, 1998, in conformity with generally accepted principles.



/s/ Guida & Jimenez
-------------------
Guida & Jimenez
Tampa, Florida
January 29, 1999

                            SENTRY ACCOUNTING, INC.
                                 BALANCE SHEET
                               December 31, 1998


                                     ASSETS

Cash                                                                   $    989
Other receivables                                                           637
Prepaid expenses                                                          1,900
                                                                       --------
   Total current assets                                                   3,526

Deferred taxes - noncurrent (net of
  valuation allowance of $304)                                            1,494
                                                                       --------

     TOTAL ASSETS                                                      $  5,020
                                                                       ========


                              STOCKHOLDERS' EQUITY

Common stock, no par value, 50,000,000
  shares authorized, 2,491,000 shares
  issued and outstanding                                                 17,100
Accumulated deficit                                                     (12,080)
                                                                       --------
                                                                          5,020
                                                                       --------

     TOTAL STOCKHOLDERS' EQUITY                                        $  5,020
                                                                       ========


                See accompanying notes and accountants' report.

                            SENTRY ACCOUNTING, INC.
                            STATEMENT OF OPERATIONS
                     Years ended December 31, 1998 and 1997



                                                         1998            1997
                                                         ----            ----

Revenue                                                $ 23,000        $ 15,072

General & Administrative Expenses                        32,065          21,640
                                                       --------        --------

Operating Loss                                           (9,065)         (6,568)

Other Income/Expenses
  Interest Expense                                          (65)           --
  Loss on Sale of Stock                                    --            (2,017)
                                                       --------        --------

Net Loss Before Tax Benefit                              (9,130)         (8,585)

Income Tax Benefit                                       (1,216)           (916)
                                                       --------        --------

Net Loss                                               $ (7,914)       $ (7,669)
                                                       ========        ========



                See accompanying notes and accountants' report.


                            SENTRY ACCOUNTING, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
              From Inception (June 21, 1996) To December 31, 1998



                                                          Retained
                                  Common Stock            Earnings
                             ------------------------   (Accumulated
                              Shares         Amount        Deficit)       Total
                              ------         ------        --------       -----

BALANCE, December 31, 1996        1,000           100         3,503         3,603

Net loss                                                     (7,669)       (7,669)
                             ----------    ----------    ----------    ----------

BALANCE, December 31, 1997        1,000           100        (4,166)       (4,066)

Private sale of shares        2,000,000           200                         200
Reg. D, Rule 504 Offering:
  For services rendered         120,000         3,600                       3,600
  For shares sold               370,000        13,200                      13,200
Net loss                           --            --          (7,914)       (7,914)
                             ----------    ----------    ----------    ----------

BALANCE, December 31, 1998    2,491,000    $   17,100    $  (12,080)   $    5,020
                             ==========    ==========    ==========    ==========



                See accompanying notes and accountants' report.

                                       F-4

                            SENTRY ACCOUNTING, INC.
                            STATEMENT OF CASH FLOWS
                     Years ended December 31, 1998 and 1997

                                                              1998       1997
                                                              ----       ----
OPERATING ACTIVITIES
         Cash received from clients                        $ 24,050    $ 14,023

         Cash paid to:
                  Suppliers and employees                   (36,425)    (15,810)
                  Lenders                                       (65)       --
                  Taxing authorities                           --          (745)
                                                           --------    --------
                  Net Cash Provided by (Used by)
                    Operating Activities                    (12,440)     (2,532)
                                                           --------    --------

INVESTING ACTIVITIES
         Proceeds from sale of marketable securities           --         2,358
                                                           --------    --------
                  Net Cash Provided by (Used by)
                    Investing Activities                       --         2,358
                                                           --------    --------

FINANCING ACTIVITIES
         Sale of capital stock                               13,400        --
                                                           --------    --------
                  Net Cash Provided by (Used by)
                    Financing Activities                     13,400        --
                                                           --------    --------
         Net Increase (Decrease) in Cash                        960        (174)

Cash at Beginning of Period                                      29         203
                                                           --------    --------
Cash at End of Period                                      $    989    $     29
                                                           ========    ========



                See accompanying notes and accountants' report.

                             SENTRY ACCOUNTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


NOTE 1: ORGANIZATION AND HISTORY

Sentry Accounting, Inc., a Florida corporation ("Sentry" or the "Company") was incorporated on June 21, 1996, by Donald R. Mastropietro, its sole shareholder. Sentry, formerly known as Sentry Communication Services, Inc., was formed for the purpose of selling telephone calling cards and other similar products. In October 1996, it was determined that the telephone calling card business would not be a successful endeavor. In light of this fact, the Company changed its name and its focus and began providing accounting and financial services to various private and public companies. From October 1996 until the present, Sentry's sole form of revenue has been derived from providing accounting services. On September 30, 1998, Sentry issued 2,000,000 shares of its common stock in exchange for a 30 day, non-interest-bearing promissory note totaling $200 to TBC Investments, Inc ("TBC"), which was paid in full in October, 1998.


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sentry Accounting, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                            Cash and Cash Equivalents
                            -------------------------

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                      Amortization of Organizational Costs
                      ------------------------------------

The costs of organizing and preparing the Company to execute its business objectives are expensed as incurred under SOP 98-5.

                                  Income Taxes
                                  ------------

Deferred income taxes are provided for temporary  differences  between financial
statement  and  income  tax  reporting,   primarily  from  temporary  deductible
differences and net operating loss carryforwards.

                             SENTRY ACCOUNTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


NOTE 3: COMMON STOCK

The Company has 50,000,000 shares of common stock authorized with no par value, of which 2,491,000 shares have been issued as of December 31, 1998.

The stockholder's equity section reflects the initial issuance of 1,000 shares of common stock, which were issued to Donald R. Mastropietro for a consideration of $100. On September 30, 1998, 2,000,000 shares of common stock were sold to TBC Investments, Inc. for $200.

In October and November 1998 the Company conducted two stock offerings covered under Regulation D, Rule 504. The Company's first offering, which took place during the period from October 16 through October 28, 1998, consisted of 340,000 shares of common stock at $0.03 per share totaling $10,200. The Company's second offering, which took place during the period from November 2 through November 10, 1998, consisted of 30,000 of common stock at $0.10 per share totaling $3,000.

On October 15, 1998, the Company entered into a consulting agreement with Progressive Ventures International, Inc. ("Progressive"), whereby Progressive would perform certain consulting services for the Company in exchange for a fee of $4,600. Payment for said fee is to be made with the issuance of 120,000 shares of common stock at $0.03 per share, totaling $3,600 and cash totaling $1,000. The 120,000 shares of common stock were also covered under Regulation D, Rule 504. On November 12, 1998, the Company issued 120,000 shares of common stock to Progressive and recorded $3,600 as prepaid expenses. Of this, $2,300 had been invoiced by Progressive by December 31, 1998, leaving a prepaid expense balance of $1,300 as reflected on the accompanying Balance Sheet.





                      (This space intentionally left blank)

                             SENTRY ACCOUNTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


NOTE 4: INCOME TAXES


Net deferred tax assets in the accompanying balance sheet includes the following components:

               Net operating loss carryforward - 1997   $   204
               Net operating loss carryforward - 1998     1,216
               Temporary deductible differences             378
                                                        -------
               Total deferred tax asset                   1,798
               Less: valuation allowance                   (304)
                                                        -------
               Net deferred tax asset                   $ 1,494
                                                        =======


The Company's net operating losses available for carryforward to offset future taxable income for income tax reporting purposes expire in the years 2018 and 2019.

PART III

Item 1. INDEX TO EXHIBITS.

Exhibit                Description of Document
-------                -----------------------

3(i)      Articles of Incorporation filed June 27, 1996.

3(ii) Articles of Amendment to the Articles of Incorporation filed November 25, 1996.

3(iii)    Bylaws.

23.0      Consent of Accountants.

27.0      Financial Data Schedule.

99.0      Stock Certificate, Form of.


Item 2. DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 SENTRY ACCOUNTING, INC.


Date:                                            By: /s/ Teresa B. Crowley
     ---------------------                          ----------------------------
                                                    Teresa B. Crowley, President


                                       10